EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Second Quarter		First Six Months
(Dollars in millions)	2013	2012	2013	2012

Earnings from continuing operations before income taxes	$380	$268	$724	$512
Add:
Interest expense	47	29	95	50
Appropriate portion of rental expense (1)	7	5	13	9
Amortization of capitalized interest	1	1	3	3
Earnings as adjusted	$435	$303	$835	$574

Fixed charges:
Interest expense	$47	$29	$95	$50
Appropriate portion of rental expense (1)	7	5	13	9
Capitalized interest	1	1	2	2
Total fixed charges	$55	$35	$110	$61

Ratio of earnings to fixed charges	7.9x	8.7x	7.6x	9.4x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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